UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 3 November, 2008

31 October, 2008

The Manager Companies
Australian Stock Exchange
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Results of the Novogen Annual General Meeting

In accordance with Listing Rule 3.12.2 and Section 251AA of the Corporations Act the details of the resolutions and the proxies received in respect of each resolution are set out in the following summary.

Yours faithfully

/s/ RL Erratt

Ron Erratt
Company Secretary

	Novogen Limited			Proxy Summary
	ANNUAL GENERAL MEETING 2008		Friday, 31 October 2008

2)	Adopt Remuneration Report for year ended 30 June, 2008

The instructions given to validly appointed proxies in respect of the resolution were as follows:

	For	Against	Abstain	Proxy's discretion
	47,296,300	8,709,291	598,969	1,460,211

The motion was carried as an ordinary resolution on a poll the details of which are:

	For	Against	Abstain
	47,560,474	10,174,329	598,969

3)	To re-elect Mr Peter Simpson as a Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

	For	Against	Abstain	Proxy's discretion
	41,027,195	15,106,764	415,631	1,479,181

The motion was carried as an ordinary resolution on a show of hands

4)	To re-elect Professor Alan Husband as Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

	For	Against	Abstain	Proxy's discretion
	45,370,755	10,683,484	514,551	1,459,981

The motion was carried as an ordinary resolution on a show of hands

5)	Approve issue of employee options to Mr Christopher Naughton

The instructions given to validly appointed proxies in respect of the resolution were as follows:

	For	Against	Abstain	Proxy's discretion
	39,147,569	16,327,755	1,085,481	991,885

The motion was carried as an ordinary resolution on a show of hands

6)	Approve issue of employee options to Prof Alan Husband

The instructions given to validly appointed proxies in respect of the resolution were as follows:

	For	Against	Abstain	Proxy's discretion
	39,299,767	16,185,692	1,083,331	991,885

The motion was carried as an ordinary resolution on a show of hands

7)	Resignation of auditor & appoint new auditor

The instructions given to validly appointed proxies in respect of the resolution were as follows:

	For	Against	Abstain	Proxy's discretion
	55,404,030	438,238	726,522	1,459,981

The motion was carried as an ordinary resolution on a show of hands

8)	Approve placement of 4,531,633 FPO shares at $1.22/share

The instructions given to validly appointed proxies in respect of the resolution were as follows:

	For	Against	Abstain	Proxy's discretion
	50,170,358	1,134,303	722,096	1,470,381

The motion was carried as an ordinary resolution on a show of hands